UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549






                                  FORM U-9C-3



                               QUARTERLY REPORT



                      For the quarter ended June 30, 2002

        Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                  Act of 1935







                          ALLIANT ENERGY CORPORATION

                             4902 N. Biltmore Lane

                         Madison, Wisconsin 53718-2132

                                 608-458-3311

                          ALLIANT ENERGY CORPORATION

                                  FORM U-9C-3

                      For the Quarter Ended June 30, 2002




                                   CONTENTS


                                                                                    Page
ITEM 1 - Organization Chart                                                           3

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions               5

ITEM 3 - Associate Transactions                                                       6

ITEM 4 - Summary of Aggregate Investment                                              7

ITEM 5 - Other Investments                                                            8

ITEM 6 - Financial Statements and Exhibits                                            8

SIGNATURES                                                                            8

EXHIBIT A                                                                             9


ITEM 1 - ORGANIZATION CHART
(As of June 30, 2002)

--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                           Name of Company                       Energy-                                Percentage of
                    (Organization Chart Hierarchy)               or Gas-                                   Voting       Nature of
                (Inactive companies denoted with (*))            Related    Date of       State of       Securities      Business
               (Reporting companies denoted with (**))           Company  Organization   Organization      Held             (a)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
Alliant Energy Corporation                                         N/A        N/A           N/A             N/A            N/A
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
     Cargill-Alliant, LLC (**)                                   Energy    10/29/97      Wisconsin          50%        (v) - 2
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
          Cargill-Alliant Energy Canada, Inc.                      N/A        N/A           N/A             N/A            N/A
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                Cargill-Alliant Energy Canada, LP (*)(**)
                 (Also owned by Alliant Energy Resources, Inc.)  Energy     1/28/02       Delaware          50%        (v) - 2
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
     Interstate Power and Light Company                            N/A        N/A           N/A             N/A            N/A
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
          Dais Analytic Corporation (**)                         Energy     4/19/93       New York           2%        (ii)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
     Alliant Energy Resources, Inc.                                N/A        N/A           N/A             N/A            N/A
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
          ADI Thermal Power, Corp. (**)                          Energy     8/11/97      Washington          4%        (ii)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
          American Superconductor Corporation (**)               Energy     4/9/87        Delaware          < 1%       (ii)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
          AstroPower, Inc. (**)                                  Energy     4/28/89       Delaware          < 1%       (ii)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
          Cargill-Alliant Energy Canada, LP (*)(**)
               (Also owned by Cargill-Alliant Energy
               Canada, Inc.)                                     Energy     1/28/02       Delaware          50%        (v) - 2
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
          CellTech Power, Inc. (**)                              Energy     5/1/00      Massachusetts        1%        (ii)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
          Nth Power Technologies Fund II, LP (**)                Energy     2/25/00      California          8%        (ii)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
          Proton Energy Systems, Inc. (**)
          (Also owned by AER Holding Company)                    Energy     8/16/96       Delaware          < 1%       (ii)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
          SmartEnergy, Inc. (**)                                 Energy     11/3/00       Delaware          95%        (v) - 3
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
          AER Holding Company                                      N/A        N/A           N/A             N/A            N/A
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
               Henwood Energy Services, Inc. (**)                Energy     8/9/85       California         17%        (i)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
               Proton Energy Systems, Inc. (**)
               (Also owned by Alliant Energy Resources, Inc.)    Energy     8/16/96       Delaware          < 1%       (ii)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
          Alliant Energy Integrated Services Company               N/A        N/A           N/A             N/A            N/A
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
               Industrial Energy Applications, Inc. (**)         Energy     9/22/83         Iowa            100%       (i)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    BFC Gas Company LC (**)                      Energy     12/7/95         Iowa            60%        (vi)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    Energys, Inc. (**)                           Energy     6/25/84      Wisconsin          100%       (i)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
               RMT, Inc. (**)                                    Energy     7/29/83      Wisconsin          100%       (vii) - 1
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    Residuals Management Technology,
                       Inc., Ohio (**)                           Energy     1/22/97         Ohio            48%        (vii) - 1
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    RMT North Carolina, Inc. (**)                Energy     4/6/69     North Carolina       100%       (vii) - 1
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    RMT, Inc., Michigan (**)                     Energy    12/15/95       Michigan          100%       (vii) - 1
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    RMT International, Inc. (**)                 Energy     10/9/97      Wisconsin          100%       (vii) - 1
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
               Heartland Energy Group, Inc. (**)                 Energy     6/1/95       Wisconsin          100%       (v) - 1
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    Industrial Energy Applications
                       Delaware Inc.                               N/A        N/A           N/A             N/A            N/A
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                         Oak Hill Pipeline LP (**)               Energy     4/1/97         Texas            99%        (ix) - 1
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                         Alliant South Texas Pipeline, LP (**)
                              (Also owned by Alliant Energy
                              Field Services, LLC)               Energy     4/20/99        Texas            99%        (ix) - 1
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                         Alliant Energy Desdemona, LP (**)
                              (Also owned by Alliant Energy
                              Field Services, LLC)               Energy     2/14/00       Delaware          99%        (ix) - 1
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                         Bastian Bay Pipeline, LP (**) (Also
                              owned by Alliant Energy Field
                              Services, LLC)                     Energy     8/31/00        Texas            90%        (ix) - 1
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                                       3
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    Alliant Energy Field Services, LLC             N/A        N/A           N/A             N/A            N/A
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                         Alliant South Texas Pipeline, LP (**)
                             (Also owned by Industrial Energy
                             Applications Delaware Inc.)         Energy     4/20/99        Texas            99%        (ix) - 1
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                         Alliant Energy Desdemona, LP (**)
                             (Also owned by Industrial Energy
                             Applications Delaware Inc.)         Energy     2/14/00       Delaware          99%        (ix) - 1
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                         Bastian Bay Pipeline, LP (**) (Also
                              owned by Industrial Energy
                              Applications Delaware Inc.)        Energy     8/31/00        Texas            90%        (ix) - 1
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    NG Energy Trading, LLC (**)                  Energy     9/26/00       Oklahoma          50%        (v) - 1
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
               Alliant Energy Integrated Services -
                  Energy Solutions LLC (**)                      Energy     1/1/01          Iowa            100%       (i)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    Schedin & Associates, Inc. (**)              Energy     6/22/82      Minnesota          100%       (i)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    SVBK Consulting Group, Inc. (**)             Energy     7/2/85        Florida           100%       (i)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
               Alliant Energy Integrated Services -
                  Energy Management LLC (**)                     Energy     1/1/01          Iowa            100%       (i)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
               Energy Performance Services, Inc. (**)            Energy    12/17/93     Pennsylvania        100%       (i)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
               Cogenex Corporation (**)                          Energy     9/26/83     Massachusetts       100%       (i)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    APS Cogenex LLC (**)                         Energy     9/29/95       Delaware          50%        (i)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    Energy Capital and Services I, LP (**)       Energy     5/4/90      Massachusetts       100%       (i)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    Energy Capital and Services II, LP (**)      Energy    11/13/90     Massachusetts       100%       (i)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    Cogenex West Corporation (**)                Energy     9/26/83     Massachusetts       100%       (i)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    EUA Cogenex-Canada Inc. (**)                 Energy    10/11/94        Canada           100%       (i)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                         EUA Cogenex-Canada Energy
                            Services, Inc. (**)                  Energy    12/16/97        Canada           100%       (i)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                              AGRA Cogenex Joint Venture (**)    Energy     7/8/97         Canada           50%        (i)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    Northeast Energy Management, Inc. (**)       Energy     1/7/94      Massachusetts       100%       (i)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
          Alliant Energy Investments, Inc.                         N/A        N/A           N/A             N/A            N/A
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
               Heartland Energy Services, Inc.                     N/A        N/A           N/A             N/A            N/A
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    ReGENco LLC (**)                             Energy     4/19/99      Wisconsin          30%        (vii) - 2
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
          Alliant Energy Synfuel LLC (NEW)                         N/A        N/A           N/A             N/A            N/A
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
               Kaufman & Broad-Nexgen LLC (NEW)                    N/A        N/A           N/A             N/A            N/A
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                    West Virginia Synfuel LP (NEW)                 N/A        N/A           N/A             N/A            N/A
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                         Alpha Synfuel LLC (NEW)                   N/A        N/A           N/A             N/A            N/A
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
                              New River Synfuel LLC (**) (NEW)   Energy    10/14/99       Colorado          22%        (vi)
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
          Alliant Energy Transportation, Inc.                      N/A        N/A           N/A             N/A            N/A
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------
               Williams Bulk Transfer Inc. (**)                  Energy     4/27/99         Iowa            100%       (ix) - 2
--------------------------------------------------------------- --------- ------------ --------------- --------------- -------------

N/A - Not applicable
(a)   The following abbreviations were used:

----------------- -----------------------------------------------------------------------------
Abbreviation      Nature of Business
----------------- -----------------------------------------------------------------------------
(i)               Energy management services
(ii)              Development and commercialization of innovative electro technologies
(v) - 1           Brokering and marketing of energy commodities - natural gas
(v) - 2           Brokering and marketing of energy commodities - electricity
(v) - 3           Brokering and marketing of energy commodities - natural gas and electricity
(vi)              Production of alternative fuels
(vii) - 1         Environmental licensing, testing, and remediation services
(vii) - 2         Integrated turbine and generator services
(ix) - 1          Fuel transportation facilities services
(ix) - 2          Fuel handling and storage facilities services
----------------- -----------------------------------------------------------------------------

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS:
Investment level at June 30, 2002

-------------------------------------------- ------------------------ -------------- -----------------------------------------------
                                                                        Principal
                  Company                             Type of           Amount of                      Person to
                  Issuing                             Security          Security                Whom Security was Issued
                 Security                              Issued         (in thousands)                      (1)
-------------------------------------------- ------------------------ -------------- -----------------------------------------------
ADI Thermal Power, Corp.                     Common stock                    $200     Alliant Energy Resources, Inc.
Alliant Energy Desdemona, LP                 Partnership capital           $1,668     Industrial Energy Applications Delaware Inc.
                                             Partnership capital               $1     Alliant Energy Field Services, LLC
Alliant Energy Integrated Services -
     Energy Management LLC                   Money pool borrowings        $12,471     Alliant Energy Resources, Inc.
Alliant Energy Integrated Services -
     Energy Solutions LLC                    Money pool borrowings         $4,679     Alliant Energy Resources, Inc.
Alliant South Texas Pipeline, LP             Partnership capital           $6,140     Industrial Energy Applications Delaware Inc.
                                             Partnership capital               $9     Alliant Energy Field Services, LLC
American Superconductor Corporation          Common stock                    $963     Alliant Energy Resources, Inc.
AstroPower, Inc.                             Common stock                    $497     Alliant Energy Resources, Inc.
BFC Gas Company LC                           Capital                       $2,584     Industrial Energy Applications, Inc.
Cargill-Alliant, LLC                         Capital                       $5,000     Alliant Energy Corporation
CellTech Power, Inc.                         Series A preferred stock        $252     Alliant Energy Resources, Inc.
Cogenex Corporation (Incl. subsidiaries)     Money pool borrowings        $73,499     Alliant Energy Resources, Inc.
Dais Analytic Corporation                    Common stock                     $90     Interstate Power and Light Company
Energys, Inc.                                Common stock                  $8,746     Industrial Energy Applications, Inc.
                                             Money pool borrowings           $834     Alliant Energy Resources, Inc.
Energy Performance Services, Inc.            Money pool borrowings        $17,129     Alliant Energy Resources, Inc.
Heartland Energy Group, Inc.                 Common stock                  $5,011     Alliant Energy Integrated Services Company
                                             Money pool borrowings        $19,378     Alliant Energy Resources, Inc.
Henwood Energy Services, Inc.                Common stock                  $1,342     AER Holding Company
Industrial Energy Applications, Inc.         Common stock                 $21,060     Alliant Energy Integrated Services Company
                                             Money pool borrowings        $26,328     Alliant Energy Resources, Inc.
New River Synfuel LLC                        Capital                       $1,990     Alpha Synfuel LLC
NG Energy Trading, LLC                       Capital                       $2,250     Heartland Energy Group, Inc.
Nth Power Technologies Fund II, LP           Partnership capital           $5,500     Alliant Energy Resources, Inc.
Oak Hill Pipeline LP                         Partnership capital           $2,725     Industrial Energy Applications Delaware Inc.
Proton Energy Systems, Inc.                  Common stock                    $499     Alliant Energy Resources, Inc.
                                             Common stock                     $22     AER Holding Company
ReGENco LLC                                  Class A units                 $1,083     Heartland Energy Services, Inc.
                                             Class B units                   $667     Heartland Energy Services, Inc.
RMT, Inc. (Incl. subsidiaries)               Common stock                 $11,822     Alliant Energy Integrated Services Company
Schedin & Associates, Inc.                   Common stock                  $1,252     Alliant Energy Integrated Services - Energy
                                                                                           Solutions LLC
SmartEnergy, Inc.                            Preferred stock              $15,000     Alliant Energy Resources, Inc.
                                             Bridge loan                  $15,517     Alliant Energy Resources, Inc.
SVBK Consulting Group, Inc.                  Common stock                  $1,791     Alliant Energy Integrated Services - Energy
                                                                                           Solutions LLC
Williams Bulk Transfer Inc.                  Common stock                      $1     Alliant Energy Transportation, Inc.
                                             Money pool borrowings         $4,898     Alliant Energy Resources, Inc.
-------------------------------------------- ------------------------ -------------- -----------------------------------------------

(1) Associate companies.

ITEM 3 - ASSOCIATE TRANSACTIONS
For the Quarter Ended June 30, 2002

Part I -- Transactions performed by reporting companies on behalf of associate companies (a):

-----------------------------------------------------------------------------------------------------------------------------------
   Reporting     Associate                                                  Direct       Indirect                        Total
    Company       Company                Types of                           Costs         Costs         Cost of          Amount
   Rendering     Receiving               Services                          Charged        Charged        Capital         Billed
    Services     Services                Rendered                       (in thousands) (in thousands) (in thousands) (in thousands)
-----------------------------------------------------------------------------------------------------------------------------------
ReGENco          IP&L            Integrated turbine & generator services     $495            $-            $-             $495
RMT              WP&L            Environmental consulting                      75             -             -               75
RMT              IEA             Environmental consulting                      55             -             -               55
RMT              IP&L            Environmental consulting                      14             -             -               14
RMT              CRANDIC         Environmental consulting                       1             -             -                1
RMT              Resources       Environmental consulting                      57             -             -               57
RMT              Barge           Environmental consulting                      12             -             -               12
RMT              AE Generation   Environmental consulting                       2             -             -                2
Williams         Cargill-Alliant Coal handling                                199             -             -              199
-----------------------------------------------------------------------------------------------------------------------------------

Part II -- Transactions performed by associate companies on behalf of reporting companies (a):

--------------------------------------------------------------------------------------------------------------------------------
  Associate         Reporting                                       Direct       Indirect                        Total
   Company           Company              Types of                  Costs          Costs        Cost of          Amount
  Rendering         Receiving             Services                 Charged        Charged       Capital          Billed
  Services          Services              Rendered              (in thousands) (in thousands) (in thousands) (in thousands)
--------------------------------------------------------------------------------------------------------------------------------
RMT                IEA               Environmental consulting        $55             $-             $-             $55
Williams           Cargill-Alliant   Coal handling                   199              -              -             199
--------------------------------------------------------------------------------------------------------------------------------

(a)    The following abbreviations were used:

------------------ ------------------------------------------          -------------- ------------------------------------------
Abbreviation       Legal Name                                          Abbreviation   Legal Name
------------------ ------------------------------------------          -------------- ------------------------------------------
AE Generation      Alliant Energy Generation, Inc.                     Resources      Alliant Energy Resources, Inc.
Barge              IEI Barge Services, Inc.                            ReGENco        ReGENco LLC
Cargill-Alliant    Cargill-Alliant, LLC                                RMT            RMT, Inc.
CRANDIC            Cedar Rapids and Iowa City Railway                  Williams       Williams Bulk Transfer Inc.
IEA                Industrial Energy Applications, Inc.                WP&L           Wisconsin Power and Light Company
IP&L               Interstate Power and Light Company

------------------ ------------------------------------------          -------------- ------------------------------------------

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in thousands)

Investments in energy-related companies:

---------------------------------------------------------------------------------- -------------------------- ----------
Total consolidated capitalization as of June 30, 2002 (a)                                 $4,958,044          Line 1
---------------------------------------------------------------------------------- -------------------------- ----------
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                           743,707          Line 2
---------------------------------------------------------------------------------- -------------------------- ----------
Greater of $50 million or total capitalization multiplied by 15% (Line 2)                    743,707          Line 3
---------------------------------------------------------------------------------- -------------------------- ----------
Total current aggregate investment subsequent to April 21, 1998 (categorized by major line of energy-related business):
     Energy-related business category i                                                      120,656
     Energy-related business category ii                                                      12,522
     Energy-related business category iii                                                          -
     Energy-related business category iv                                                           -
     Energy-related business category v                                                       53,867
     Energy-related business category vi                                                       6,087
     Energy-related business category vii                                                      2,750
     Energy-related business category viii                                                   235,619 (b)
     Energy-related business category ix                                                      12,717
     Energy-related business category x                                                            -
                                                                                      --------------
          Total current aggregate investment                                                 444,218          Line 4
---------------------------------------------------------------------------------- -------------------------- ----------
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(Line 3 less Line 4)                                                                        $299,489          Line 5
---------------------------------------------------------------------------------- -------------------------- ----------

Investments in gas-related companies:

------------------------------------------------------------------------ -------------------------
Total current aggregate investment (categorized by major line of gas-related business):
     Gas-related business category i                                                    $-
     Gas-related business category ii                                                    -
                                                                            ------------------
         Total current aggregate investment                                             $-
------------------------------------------------------------------------ -------------------------

(a) Includes common equity, cumulative preferred stock of subsidiaries, long-term debt, current maturities and sinking funds and short-term debt (variable rate demand bonds, commercial paper and other short-term borrowings).

(b) Represents $103,306,000 of payments and $132,313,000 of commitments for future payments required to purchase generation equipment that Alliant Energy intends to use to develop one or more qualifying facilities.

ITEM 5 - OTHER INVESTMENTS
(Dollars in thousands)

------------------------------------------ ----------------- ---------------- ----------------------------------------------------
                                                Other             Other
              Major Line Of                   Investment       Investment
             Energy-Related                    In Last           In This                     Reason for Difference
                Business                    U-9C-3 Report     U-9C-3 Report                   In Other Investment
------------------------------------------ ----------------- ---------------- ----------------------------------------------------
Energy-related business category i*
     Henwood Energy Services, Inc.              $1,342            $1,342        No change.
     Industrial Energy Applications, Inc.       47,133            47,133        No change.

Energy-related business category v*
     Cargill-Alliant, LLC                       $5,000            $5,000        No change.
     Heartland Energy Group, Inc.                3,289             3,289        No change.

Energy-related business category vi*
     BFC Gas Company LC                         $2,569            $2,569        No change.

Energy-related business category vii*
     RMT, Inc. (including subsidiaries)        $11,822           $11,822        No change.

Energy-related business category ix*
     Oak Hill Pipeline LP                       $3,071            $2,725        In the second quarter of 2002, Oak Hill Pipeline
                                                                                LP made a distribution of $346 to Industrial
                                                                                Energy Applications Delaware Inc.
------------------------------------------ ----------------- ---------------- ----------------------------------------------------

* Item 5 includes aggregate investments that were invested or committed to be invested in energy-related companies, prior to the date Rule 58 was effective for Alliant Energy Corporation (April 21, 1998 - Date Alliant Energy Corporation became a registered holding company), for which there is recourse, directly or indirectly, to Alliant Energy Corporation or any subsidiary thereof.


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS
List all financial statements and exhibits filed as a part of this report.

A.  FINANCIAL STATEMENTS:

Filed under confidential treatment pursuant to Rule 104 (b).

B.    EXHIBITS:

1.    Exhibit A - Certificate of Alliant Energy Corporation

2.    Copies of contracts required by Item 3:
B - 1    Integrated turbine and generator services contract between ReGENco
         LLC and Alliant Energy Corporate Services, Inc. dated January 25, 2002. Copies of other contracts required to be provided by Item 3 have been filed under confidential treatment pursuant to Rule 104 (b).



                                  SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Alliant Energy Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 28th day of August 2002.

ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer      Corporate Controller and Chief Accounting Officer
-------------------------
John E. Kratchmer              (Principal Accounting Officer)

                                                                      Exhibit A


                          ALLIANT ENERGY CORPORATION
             4902 N. Biltmore Lane, Madison, Wisconsin 53718-2132

                                  CERTIFICATE

Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that a conformed copy of the quarterly report on Form U-9C-3 shall be filed with the interested state commissions promptly after filing with the SEC. The names and addresses of each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies are:

Iowa Utilities Board
350 Maple Street
Des Moines, Iowa 50319-0069

Illinois Commerce Commission
P.O. Box 19280
Springfield, Illinois 62794-9280

Minnesota Public Utilities Commission
121 7th Place E. Suite 350
St. Paul, MN 55101-2147

Public Service Commission of Wisconsin
610 North Whitney Way, P.O. Box 7854
Madison, Wisconsin 53707-7854


ALLIANT ENERGY CORPORATION
--------------------------
Registrant

By: /s/ John E. Kratchmer      Corporate Controller and Chief Accounting Officer
-------------------------
John E. Kratchmer              (Principal Accounting Officer)